SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2006
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant’s Name Into English)
Suites 1602-05, Chater House, 8 Connaught Road Central,
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

SIGNATURE
EXHIBIT INDEX
EX-99.1 ANNOUNCEMENT DATED JANUARY 6, 2006

     Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:
99.1:	An announcement, dated January 6, 2006, and published in the newspapers in Hong Kong on January 9, 2006, regarding:
•	the resignation of Mr. Lin Xiaogang as an executive director, President and Chief Executive Officer of the Registrant and as a member of the Remuneration Committee of the Board effective January 6, 2006;

•	the appointment of Mr. Qi Yumin as an executive director, President and Chief Executive Officer of the Registrant and as a member of the Remuneration Committee of the Board effective January 6, 2006; and

•	a delay in the despatch of a circular relating to continuing connected transactions and provision of financial assistance to/by connected persons.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Xiaoan Wu
	Name:	Xiaoan Wu
	Title:	Chairman

Date: January 17, 2006

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EXHIBIT INDEX

Exhibit	Description
99.1:	Announcement, dated January 6, 2006, and published in the newspapers in Hong Kong on January 9, 2006, regarding:
•	the resignation of Mr. Lin Xiaogang as an executive director, President and Chief Executive Officer of the Registrant and as a member of the Remuneration Committee of the Board effective January 6, 2006;

•	the appointment of Mr. Qi Yumin as an executive director, President and Chief Executive Officer of the Registrant and as a member of the Remuneration Committee of the Board effective January 6, 2006; and

•	a delay in the despatch of a circular relating to continuing connected transactions and provision of financial assistance to/by connected persons.

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